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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NAVISTAR INTERNATIONAL CORPORATION
(Name of Subject Company (issuer))

NAVISTAR INTERNATIONAL CORPORATION
(Names of Filing Persons (identifying status as offeror, issuer or other person))

2.50% Senior Convertible Notes due 2007 (Title of Class of Securities)	63934EAG3 (Registered) 63934EAF5 (Restricted) (CUSIP Number of Class of Securities)

Copies to:
Robert J. Perna	Dennis M. Myers, P.C.
Corporate Secretary	Kirkland & Ellis, LLP
Navistar International Corporation	200 East Randolph Drive
4201 Winfield Road	Chicago, Illinois 60601
P.O. Box 1488	(312) 861-2000
Warrenville, Illinois 60555
(630) 753-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$190,000,000	$20,330

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 2.50% Senior Convertible Notes due 2007, as described herein, is $1,000.00 per $1,000 principal amount outstanding.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$20,330	Filing party:	Navistar International Corporation
	Form or Registration No.:	SC TO-I	Date Filed:	June 27, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 (the "Amendment") to Tender Offer Statement on Schedule TO (the "Schedule TO") is being filed by Navistar International Corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (as amended or supplemented, the "Tender Offer") to purchase for cash any and all outstanding 2.50% Senior Convertible Notes due 2007 (the "2.50% Notes"), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated June 27, 2006, as amended by Amendment No. 1 to the Schedule TO, dated July 26, 2006, this Amendment (the "Offer to Purchase"), and in the related Consent and Letter of Transmittal, which are Exhibits (a)(1) and Exhibit (a)(2) to this Schedule TO, respectively. Capitalized terms used by not defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase. Except as set forth in this Amendment, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase.

Item 11.    Additional Information.

        (b)    Other Material Information.    The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

  On August 2, 2006, the Company issued a press release announcing that it obtained the required consent to amend its three year senior unsecured term loan facility totaling $1.5 billion to provide it with the additional flexibility to borrow the remaining balance of the loan facility and place such funds in escrow to repay, discharge or otherwise cure by December 21, 2006 any existing default under the Notes. A copy of the press release is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

Item 12.    Exhibits.

        Item 12(a) of the Schedule TO is hereby amended and supplemented by adding the following language thereto:

  (9)
  Press Release issued by the Company on August 2, 2006 relating to amendment to term loan facility.

        Item 12(b) of the Schedule TO is hereby amended and supplemented by adding the following language thereto:

  (2)
  Amendment No. 1 to Credit Agreement, dated as of August 2, 2006, by and among the Company, the Subsidiary Guarantor, each lender from time to time party thereto, and Credit Suisse, as Administrative Agent.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2006

NAVISTAR INTERNATIONAL CORPORATION
By:	/s/ TERRY M. ENDSLEY
Name:	Terry M. Endsley
Its:	Vice President and Treasurer

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  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE